Exhibit 99.4

INTRODUCTION

The Toronto-Dominion Bank (the “Bank”) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities. These reports are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). SEC regulations require certain additional disclosures to be included in such registration statements twice annually reconciling financial information in the reports from Canadian GAAP to U.S. generally accepted accounting principles (U.S. GAAP). This additional disclosure is contained within this document for the three years ended October 31, 2010, 2009 and 2008 and should be read in conjunction with the Bank’s Consolidated Financial Statements as at and for the year ended October 31, 2010 contained elsewhere in this Annual Report on Form 40-F.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	1

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada, conform with Canadian GAAP.
As required by the SEC, the significant differences between Canadian GAAP and U.S. GAAP are described below.

Net Income
(millions of Canadian dollars)	For the years ended October 31
2010	1	2009	1	2008	1
Net income attributable to the Bank based on Canadian GAAP	$4,644	$3,120	$3,833
Employee future benefits (Note a)	(13)	2	(10)
Available-for-sale securities	-	-	(4)
Derivative instruments and hedging activities (Note e)	246	617	953
Trading securities (Notes b, c)	-	-	(791)
Loans designated as trading under the fair value option (Note c)	-	-	116
Trading liabilities	-	-	36
Liabilities and equity (Note h)	26	94	93
Net securities gains/(losses)2(Note g)	(16)	45	-
Insurance Income (Note v)	86	-	-
Other income/(expenses) (Notes f, i)	56	82	(31)
Provision for credit losses (Note b)	31	250	-
Income taxes and net change in income taxes due to the above items (Notes k, l)	91	(350)	(205)
Net income based on U.S. GAAP	5,151	3,860	3,990
Less: Additional net income attributable to non-controlling interests based on U.S. GAAP (Notes h, s)	-	(68)	(68)
Net income attributable to the Bank based on U.S. GAAP	$5,151	$3,792	$3,922
Less: Preferred dividends (Note h)	220	193	94
Net income attributable to the Bank’s common shareholders based on U.S. GAAP	$4,931	$3,599	$3,828
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	867.1	847.1	769.6
Diluted - U.S. GAAP/Canadian GAAP	872.1	850.1	775.7
Basic earnings per share - U.S. GAAP	$5.69	$4.25	$4.97
- Canadian GAAP	5.13	3.49	4.90
Diluted earnings per share - U.S. GAAP	$5.65	$4.23	$4.93
- Canadian GAAP	5.10	3.47	4.87
1
For 2010, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $1,083 million decrease to net interest income (2009 - $561 million decrease; 2008 - $819 million decrease), $1,609 million increase to other income (2009 - $1,450 million increase; 2008 - $1,230 million increase) and $19 million increase to non-interest expenses (2009 - $217 million increase; 2008 - $322 million increase).

2
Net securities losses for the year ended October 31, 2010 include credit losses of $117 million (2009 - $45 million) (consisting of $178 million (2009 - $72 million) of unrealized losses, net of $61 million (2009 - $27 million) recognized in other comprehensive income) and realized securities gains of $101 million (2009 - $90 million).

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	2

Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the years ended October 31
	Canadian	Adjust-	U.S. GAAP
	GAAP	ments	2010	2009	2008
Net income attributable to the Bank	$4,644	$507	$5,151	$3,792	$3,922
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	445	210	655	1,507	(1,016)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	9	-	9	257	(53)
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities3,4	(1,362)	(35)	(1,397)	(41)	416
Change in net gains (losses) on derivative instruments designated as cash flow hedges5	1,955	(239)	1,716	1,530	255
Reclassification to earnings of net gains on cash flow hedges6	(1,057)	-	(1,057)	(1,244)	(162)
Pension liability adjustment7	-	(205)	(205)	(282)	(82)
Other comprehensive income (loss), net of tax	(10)	(269)	(279)	1,727	(642)
Comprehensive income attributable to the Bank	4,634	238	4,872	5,519	3,280
Add: Comprehensive income attributable to non-controlling interests	106	-	106	111	43
Total comprehensive income	$4,740	$238	$4,978	$5,630	$3,323
1	Net of income tax provision (benefit) of $452 million (2009 - $207 million; 2008 - $(625) million).
2	Net of income tax provision (benefit) of $5 million (2009 - $(148) million; 2008 - $22 million).
3	Net of income tax provision (benefit) of $316 million (2009 - $604 million; 2008 - $(1,363) million).
4	Fiscal 2010 includes $867 million (2009 - $1,380 million; 2008 - $(2,881) million) of after-tax gains (losses) arising from hedges of the Bank’s investment positions in foreign operations.
5	Net of income tax provision of $803 million (2009 – $742 million; 2008 – $156 million).
6	Net of income tax provision of $447 million (2009 - $552 million; 2008 - $70 million).
7	Net of income tax provision (benefit) of $(49) million (2009 - $(36) million; 2008 - $25 million).

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	3

Condensed Consolidated Balance Sheet
(millions of Canadian dollars)					As at October 31
			2010			2009
	Canadian GAAP	Adjust-ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Assets
Cash and due from banks	$2,574	$-	$2,574	$2,414	$-	$2,414
Interest-bearing deposits with banks (Note d)	19,136	(4,768)	14,368	19,103	(3,333)	15,770
Securities
Trading (Note c)	56,559	502	57,061	51,084	-	51,084
Designated as trading under the fair value option (Note c)	2,983	-	2,983	3,236	-	3,236
Available-for-sale (Note b)	102,355	15,474	117,829	84,841	18,248	103,089
Held-to-maturity (Note b)	9,715	(9,180)	535	9,662	(9,229)	433
Securities purchased under reverse repurchase agreements	50,658	-	50,658	32,948	-	32,948
Loans
Residential mortgages (Notes e, n)	71,507	(632)	70,875	65,665	(612)	65,053
Consumer instalment and other personal	100,880	-	100,880	94,357	-	94,357
Credit card	8,870	-	8,870	8,152	-	8,152
Business and government (Note c)	83,396	(316)	83,080	75,966	19	75,985
Business and government designated as trading under the fair value option (Note c)	85	27	112	210	-	210
Debt securities classified as loans (Note b)	7,591	(7,591)	-	11,146	(11,146)	-
				255,496	(11,739)	243,757
Allowance for loan losses (Note b)	(2,309)	303	(2,006)	(2,368)	288	(2,080)
Loans, net of allowance for loan losses	270,020	(8,209)	261,811	253,128	(11,451)	241,677
Investment in TD Ameritrade	5,485	-	5,485	5,465	-	5,465
Derivatives (Note d)	51,675	(42,039)	9,636	49,445	(39,456)	9,989
Goodwill (Notes e, i)	14,460	(20)	14,440	15,015	(82)	14,933
Other intangibles	2,093	(8)	2,085	2,546	-	2,546
Other assets (Notes a, b, e, m)	31,832	5,325	37,157	28,332	6,260	34,592
Total assets	$619,545	$(42,923)	$576,622	$557,219	$(39,043)	$518,176
Liabilities
Deposits (Notes d, e)	$429,971	$(3,653)	$426,318	$$391,034	$(3,465)	$387,569
Derivatives (Note d)	53,685	(42,753)	10,932	48,152	(39,407)	8,745
Other liabilities (Notes a, b, d, e, j, k, l, m, n, v)	79,006	4,354	83,360	63,926	4,899	68,825
Subordinated notes and debentures	12,506	-	12,506	12,383	-	12,383
Liabilities for preferred shares (Note h)	582	(550)	32	550	(550)	-
Liabilities for capital trust securities (Note h)	-	-	-	895	(895)	-
Total liabilities	575,750	(42,602)	533,148	516,940	(39,418)	477,522
Equity
Bank shareholders’ equity
Common shares (Note j)	16,730	39	16,769	15,357	39	15,396
Preferred shares (Note h)	3,395	550	3,945	3,395	550	3,945
Treasury shares	(92)	-	(92)	(15)	-	(15)
Contributed surplus	305	(6)	299	336	-	336
Retained earnings (Notes a, c, e, h, i, j, l)	20,959	892	21,851	18,632	417	19,049
Accumulated other comprehensive income
Net unrealized gain on available-for-sale securities, net of hedging activities1 (Notes b, g)	1,193	670	1,863	739	460	1,199
Net unrealized foreign currency translation loss on investments in subsidiaries, net of hedging activities	(2,901)	(28)	(2,929)	(1,539)	7	(1,532)
Net gain on derivatives designated as cash flow hedges (Note e)	2,713	(1,599)	1,114	1,815	(1,360)	455
Pension liability adjustment (Note a)	-	(839)	(839)	-	(633)	(633)
Total accumulated other comprehensive income (loss)2	1,005	(1,796)	(791)	1,015	(1,526)	(511)
Total Bank shareholders’ equity	42,302	(321)	41,981	38,720	(520)	38,200
Non-controlling interests (Notes h, s)	1,493	-	1,493	1,559	895	2,454
Total equity	43,795	(321)	43,474	40,279	375	40,654
Total liabilities and equity	$619,545	$(42,923)	$576,622	$557,219	$(39,043)	$518,176
1	Includes $61 million (2009 - $27 million) of the non-credit component of other-than-temporary impairment related to available-for-sale debt securities.
2	For 2009, includes an opening adjustment gain of $329 million to other comprehensive income due to the reporting period alignment of U.S. entities.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	4

Consolidated Statement of Cash Flows
	For the years ended
	October 31, 2010			October 31, 2009
(in millions of Canadian dollars)	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Cash flows from (used in) operating activities
Net Income attributable to the Bank	$4,644	$507	$5,151	$3,120	$672	$3,792
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	1,625	(31)	1,594	2,480	(250)	2,230
Restructuring costs	17	-	17	36	-	36
Depreciation	601	-	601	600	-	600
Amortization of other intangibles	592	-	592	653	-	653
Net securities losses (gains)	(75)	16	(59)	437	(45)	392
Net gain on securitizations	(317)	-	(317)	(321)	-	(321)
Equity in net income of an associated company	(235)	-	(235)	(303)	-	(303)
Non-controlling interests	106	-	106	111	68	179
Future income taxes	98	(91)	7	336	350	686
Changes in operating assets and liabilities:
Current income taxes receivable and payable	590	-	590	1,703	-	1,703
Interest receivable and payable	20	-	20	224	-	224
Trading securities	(5,222)	-	(5,222)	5,043	-	5,043
Derivative assets	(2,230)	2,583	353	33,880	(26,279)	7,601
Derivative liabilities	5,533	(3,346)	2,187	(26,137)	26,530	393
Other	(2,498)	388	(2,110)	2,781	(1,020)	1,761
Net cash from operating activities	3,249	26	3,275	24,643	26	24,669
Cash flows from (used in) financing activities
Change in deposits	26,645	-	26,645	14,319	-	14,319
Change in securities sold short	6,054	-	6,054	(877)	-	(877)
Change in securities sold under repurchase agreements	8,954	-	8,954	(2,460)	-	(2,460)
Repayment of subordinated notes and debentures	(35)	-	(35)	(20)	-	(20)
Liability for preferred shares and capital trust securities	(863)	-	(863)	1	-	1
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	158	-	158	(37)	-	(37)
Common shares issued	657	-	657	1,544	-	1,544
Sale of treasury shares	2,196	-	2,196	1,799	-	1,799
Purchase of treasury shares	(2,221)	-	(2,221)	(1,762)	-	(1,762)
Dividends paid	(1,766)	(26)	(1,792)	(1,791)	(26)	(1,817)
Net proceeds from issuance of preferred shares	-	-	-	1,497	-	1,497
Net cash from financing activities	39,779	(26)	39,753	12,213	(26)	12,187
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(33)	-	(33)	(6,313)	-	(6,313)
Activity in available-for-sale and held-to-maturity securities:
Purchases	(80,778)	(411)	(81,189)	(92,331)	(1,427)	(93,758)
Proceeds from maturities	40,510	2,606	43,116	43,101	2,164	45,265
Proceeds from sales	23,731	1,139	24,870	33,022	-	33,022
Net change in loans, net of securitizations	(25,339)	(3,334)	(28,673)	(51,036)	(737)	(51,773)
Proceeds from loan securitizations	15,580	-	15,580	27,491	-	27,491
Net purchases of premises and equipment	(770)	-	(770)	(820)	-	(820)
Securities purchased under reverse repurchase agreements	(17,710)	-	(17,710)	10,275	-	10,275
Acquisitions less cash and cash equivalents acquired	2,024	-	2,024	-	-	-
Net cash used in investing activities	(42,785)	-	(42,785)	(36,611)	-	(36,611)
Effect of exchange rate changes on cash and cash equivalents	(83)	-	(83)	(159)	-	(159)
Net increase (decrease) in cash and cash equivalents	160	-	160	86	-	86
Impact due to reporting-period alignment of U.S. entities	-	-	-	(189)	-	(189)
Cash and cash equivalents at beginning of period	2,414	-	2,414	2,517	-	2,517
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,574	$-	$2,574	$2,414	$-	$2,414
Supplementary disclosure of cash flow information:
Amount of interest paid during the period	$5,865	$-	$5,865	$8,337	$-	$8,337
Amount of income taxes paid (refunded) during the period	917	-	917	(1,198)	-	(1,198)
Certain comparative amounts have also been reclassified to conform to the current period’s presentation.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	5

SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The following note disclosures contain Financial Accounting Standards Board (FASB) Statement No. 168 The FASB Accounting Standards Codification references. The Codification is the new single source of authoritative U.S. GAAP (ASC refers to Accounting Standards Codification).

(a) EMPLOYEE FUTURE BENEFITS
FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158/ASC 715-20-65) required the Bank to recognize the funded status of its defined benefit pension and other post-retirement plans on its Consolidated Balance Sheet as at October 31, 2007. The Bank is also required to recognize gains or losses and prior service costs or credits that arise during the period but are not recognized as components of the period’s net benefit expense as a component of other comprehensive income. The net periodic benefit expense expected to be reclassified from other comprehensive income to pension expense for fiscal 2011 is $75 million.
Canadian GAAP does not have a similar requirement to record the current funded status of the plan.

For U.S. GAAP purposes, the Bank recognized the amounts in the following table in the Consolidated Balance Sheet:

(millions of Canadian dollars)	2010	2009
Prepaid pension expense (accrued benefit liability)	$(803)	$(648)
Pension liability adjustment, net of income taxes (accumulated other comprehensive income)	832	633

In 2010, U.S. GAAP adjustments for employee future benefits increased non-interest expenses by $13 million (2009 - decreased by $2 million; 2008 - increased by $10 million).
SFAS 158/ASC 715-20-65 requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year-end date of the Bank. As a result, the Bank measures certain of its defined benefit plans as of the fiscal year end for U.S. GAAP purposes and three months before the financial statement date for Canadian GAAP purposes.
Effective November 1, 2009, the Bank adopted FSP SFAS No.132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP SFAS 132(R)-1/ASC 715-20). The primary impact to the Bank is additional required disclosures about fair value measurements related to assets of defined benefit pension or other post-retirement plans. Similar to the guidance provided for financial assets and liabilities, FSP SFAS 132(R)-1 (ASC 715-20) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Please refer to Note 29 of the Bank’s Annual Report for additional discussions on the definition of Level 1, 2, and 3 within the fair value hierarchy.
Plan assets are recorded as of the trade date. The fair value of assets and liabilities denominated in foreign currencies are translated into Canadian dollars at prevailing year-end rates of exchange.
Publicly traded equity securities are normally valued at the closing price on the stock exchange where listed or at the closing value on the date last traded if the security did not trade on the valuation date.
Private equity securities (alternative investments), that are not publicly traded, are valued based on the most recent financial statements available to the Pension Fund Society of The Toronto-Dominion Bank (the Society), from the investment managers of those interests, adjusted for any capital draw downs or repayments made or received by the Society, subsequent to those financial statements.
Bonds, debentures, and short-term notes are valued using closing quotations from Canadian investment dealers. Unlisted bonds and debentures are recorded at values reflecting current market yields of similar debt obligations.
Mutual and pooled funds, including hedge funds, are valued at their last available net asset value per unit, which is calculated on a daily or monthly basis.
Money market instruments are valued at cost plus accrued income, which approximates fair value.
The following table presents, for the principal pension plans, the Society and the TD Pension Plan (Canada), the level within the fair value hierarchy for each of the instruments measured at fair value as at October 31, 2010. The table excludes other assets and other liabilities that are valued at their carrying amount, which represents a reasonable approximation of fair value due to their short-term nature.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	6

(millions of Canadian dollars)	October 31, 2010
	Level 1	Level 2	Level 3	Total fair value
Plan assets
Canadian short-term notes	$-	$77	$-	$77
Debt mutual and pooled funds	-	368	-	368
Canadian government bonds
Federal	-	195	-	195
Provincial and other	-	296	-	296
Canadian corporate bonds	-	240	-	240
Equity mutual and pooled funds	44	153	-	197
Canadian equities	778	-	-	778
Foreign common shares	611	-	-	611
Pension Enhancement Account mutual funds	-	37	-	37
Alternative investments	22	49	138	209
	$1,455	$1,415	$138	$3,008

There were no significant transfers between levels 1, 2, or 3 during the year ended October 31, 2010.

The following table summarizes the reconciliation of all plan assets measured at fair value using significant non-observable inputs (level 3) for the year ended October 31, 2010.

(millions of Canadian dollars)	Fair value as at November 1, 2009	Total realized/ unrealized gains/ (losses)1	Purchases, sales, and settlements	Dispositions	Transfers into and/or out of level 32	Fair value as at October 31, 2010
Plan assets
Canadian corporate bonds	$1	$-	$-	$-	$(1)	$-
Canadian equities	11	(1)	-	-	(10)	-
Alternative investments	116	10	13	(1)	-	138
	$128	$9	$13	$(1)	$(11)	$138
1	Total unrealized gains/(losses) is the change in unrealized gains or losses relating to assets still held at October 31, 2010.
2	The Bank recognizes transfers in and transfers out as of the end of the period in which the transfer occurs.

(b) SECURITIES
Certain securities classified as held-to-maturity under Canadian GAAP are classified as available-for-sale under U.S. GAAP, and are reported on the Consolidated Balance Sheet at their fair value with unrealized gains and losses arising from changes in fair value reported net of income taxes in the Consolidated Statement of Comprehensive Income.
In October 2008, the Bank adopted the Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement and Section 3862, Financial Instruments - Disclosure (the 2008 Amendments) for Canadian GAAP. The 2008 Amendments permitted reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. The 2008 Amendments were applicable for periods beginning on or after July 1, 2008. The Bank adopted the 2008 Amendments effective August 1, 2008 for Canadian GAAP, and reclassified certain debt securities from trading to the available-for-sale category. U.S. GAAP was also amended to permit reclassifications of financial assets out of trading and available-for-sale categories in specified circumstances. However, reclassifications under U.S. GAAP were only permitted on a prospective basis. Given the market conditions at that time, and the Bank’s intention to not actively trade in these debt securities, they were reclassified from trading to available-for-sale for U.S. GAAP effective October 31, 2008. The fair value of the reclassified debt securities was $7,355 million and resulted in a $791 million loss for the year ended October 31, 2008.
In August 2009, additional amendments were issued to Section 3855 and Section 3025, Impaired Loans (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank’s intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments.
As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date for Canadian GAAP purposes only. This resulted in a November 1, 2008 opening retained earnings reduction of $59 million. After the reclassification, the securities are carried at amortized cost using the effective interest rate method, net of an allowance for credit losses recorded in accordance with the incurred loss model. At October 31, 2010, an aggregate allowance of $303 million (2009 - $322 million) has been recorded and comprises a general allowance of $163 million (2009 - $277 million) and specific allowance of $140 million (2009 - $45 million) for Canadian GAAP. These amounts have been reversed for U.S. GAAP purposes as these debt securities remain classified as available-for-sale and continue to be assessed for other-than-temporary impairment. For 2010, the provision for credit losses of $30 million (2009 – $250 million) recorded under Canadian GAAP was also reversed for U.S. GAAP purposes and other-than-temporary impairment of $107 million (2009 – $45 million) was recognized. See additional discussion on other-than-temporary impairment in Note (g).

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	7

The 2009 Amendments also required the Bank to reclassify certain held-to-maturity securities to loans as the securities do not have a quoted price in an active market, and can therefore no longer be classified as held-to-maturity for Canadian GAAP purposes. The securities were carried at amortized cost both before and after the reclassification. For U.S. GAAP purposes, the Bank is allowed, and continues to classify some of these debt securities as available-for-sale and others as held-to-maturity. For the securities that remain available-for-sale under U.S. GAAP, $12 million of unrealized losses (2009 – $68 million gains) on these debt securities are included in the Consolidated Statement of Comprehensive Income. The reclassification for those securities that remain classified as held-to-maturity under U.S. GAAP did not have a material impact on the financial position, earnings, or cash flows of the Bank.
In addition, the 2009 Amendments require loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income for Canadian GAAP purposes. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet for Canadian GAAP purposes. For U.S. GAAP purposes, these loans are classified as held for sale and are recorded at the lower of cost or market. This reclassification did not have a material impact on the financial position, earnings, or cash flows of the Bank for U.S. GAAP purposes (see Note (n) for additional details).

(c) FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Effective November 1, 2008, the Bank adopted SFAS No.159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159/ASC 820-10). SFAS 159 (ASC 820-10) allows certain eligible financial instruments to be measured at fair value using the fair value option with the change in the fair value being recognized in the Consolidated Statement of Income. As Canadian GAAP permits the use of the fair value option, the Bank had previously designated certain securities and loans at fair value using this option. The impact of adopting this standard has resulted in the elimination of a Canadian/U.S. GAAP difference relating to financial instruments that are designated as trading under the fair value option. The adjustment to 2009 opening U.S. GAAP retained earnings on adoption of SFAS 159 (ASC 820-10) was a decrease of $72 million.

(d) OFFSETTING OF DERIVATIVE BALANCES
As permitted by FASB Staff Position (FSP) FIN 39-1, Amendment to FASB Interpretation No. 39 (FSP FIN 39-1/ASC 815-10-45), the derivative assets and liabilities of the Bank are presented on the U.S. GAAP balance sheet on a net basis for counterparties where the Bank has a master netting agreement. Cash collateral received or posted under the same master netting agreement is netted against the fair value of the derivative. Under Canadian GAAP, the derivative assets and liabilities are recognized on the balance sheet on a gross basis. As a result of netting, derivative assets decreased by $42.0 billion and derivative liabilities decreased by $42.7 billion as at October 31, 2010 (October 31, 2009 - derivative assets decreased by $39.5 billion; derivative liabilities decreased by $39.4 billion).

(e) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Bank de-designated certain derivative instruments from qualifying fair value and cash flow hedge accounting relationships under U.S. GAAP on November 1, 2006. These derivatives continue to be designated in qualifying hedging relationships under Canadian GAAP. Derivative instruments under these and certain other fair value and cash flow hedging relationships that have been entered into after this date are also not designated in qualifying hedging relationships under U.S. GAAP. This resulted in a change in the fair value of these derivatives of $300 million being recognized as an increase to income in 2010 in the U.S. GAAP Consolidated Statement of Income (2009 – $476 million increase; 2008 – $907 million decrease).
For fair value hedges de-designated under U.S. GAAP, subsequent adjustments to the carrying basis for the hedged item recorded under Canadian GAAP are reversed, and any adjustment to the carrying basis recognized on the U.S. GAAP balance sheet prior to November 1, 2006 is amortized or accreted back to the hedged item’s par value or redemption amount over the hedged item’s remaining life. At the end of 2010, basis adjustment accretion of $2 million (2009 - $24 million; 2008 - $45 million) was recognized in net interest income in the U.S. GAAP Consolidated Statement of Income.
For cash flow hedges de-designated under U.S. GAAP, all of the hedged cash flows associated with the relevant forecasted transactions are still expected to occur, for that reason, the net derivative gains related to the de-designated cash flow hedges will continue to be reported in accumulated other comprehensive income under U.S. GAAP until the hedged transaction impacts earnings. At the end of 2010, net deferred gains on derivative instruments of nil (2009 - $35 million; 2008 - $35 million) was included in other comprehensive income.
Cash flow hedges that remain designated under U.S. GAAP include hedges of certain forecasted transactions up to a maximum of 29 years.
The foreign currency exposure on anticipated business acquisitions may be hedged by the Bank and designated in qualifying hedge accounting relationships under Canadian GAAP. Under U.S. GAAP, foreign currency exposures on anticipated business acquisitions are not eligible for hedge accounting. Under Canadian GAAP, the changes in the fair value of the derivatives designated in the hedging relationships are recorded in goodwill on completion of the business acquisition. For U.S. GAAP, the change in the fair value of these derivatives is recognized in the Consolidated Statement of Income. In 2010, nil (2009 - nil; 2008 - $129 million gain) was recognized in income under U.S. GAAP.
Certain commitments to extend credit are considered derivatives under Canadian GAAP, and are recorded at fair value with changes in fair value recognized in the Consolidated Statement of Income. For U.S. GAAP, the impact of following derivative accounting under Canadian GAAP is reversed, as these commitments are not considered to be derivatives.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	8

In 2010, U.S. GAAP adjustments for derivative instruments and hedging activities decreased net interest income by $1,213 million (2009 - $724 million; 2008 - $909 million) and increased other income by $1,458 million (2009 - $1,341 million; 2008 - $1,862 million).

(f) NET INTEREST INCOME ON CERTAIN DEBT SECURITIES AND LOANS
Under Canadian GAAP, any changes in expected cash flows of certain debt securities and loans are recognized as an adjustment to the carrying value of the financial instrument with an offset recognized immediately in income. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. The adjustment is recognized in the Consolidated Statement of Income in the reporting period in which the change in estimated cash flows occurred.
Under U.S. GAAP, changes in expected cash flows require a recalculation of the effective interest rate. An adjustment is made to the carrying value of the financial instrument to reflect the amount that would have existed had the new effective interest rate been applied from inception of the financial instrument. The change in the carrying value of the financial instrument is recorded in the Consolidated Statement of Income.
For the year ended October 31, 2010, the GAAP difference resulted in a reduction of net interest income for U.S. GAAP purposes of $25 million (2009 - $22 million; 2008 - nil).
During 2008, the Bank reclassified certain debt securities from trading to available-for-sale category due to the adoption of the 2008 Amendments (See Note (b)). The difference in the adoption date of the 2008 Amendments between Canadian GAAP and U.S. GAAP resulted in a difference in amortized cost for these securities. As a result, under U.S. GAAP, the interest income recognized for the year ended October 31, 2010 increased by $128 million (2009 - $96 million; 2008 - nil).

(g) SECURITIES LOSSES RECOGNIZED ON AVAILABLE-FOR-SALE SECURITIES AND RECOGNITION AND PRESENTATION OF OTHER-THAN-TEMPORARY IMPAIRMENT
For debt securities classified as available-for-sale or held-to-maturity, if an entity intends to sell the debt security or it is more likely than not that it will be required to sell the debt security before recovering its cost basis, the entire impairment loss should be recognized as an impairment in the Consolidated Statement of Income. However, if the Bank does not intend to sell the debt security and it is not likely that the Bank will be required to sell the debt security before recovering its cost basis, then only the portion of the impairment loss representing credit losses is recognized in the Consolidated Statement of Income. The balance of the impairment loss is recognized in other comprehensive income.

(millions of Canadian dollars)
Debt securities the Bank does not intend to sell that have credit losses	2010	2009
Total losses1	$(168)	$(72)
Losses recorded in OCI	(61)	(27)
Credit losses recognized in income2	$(107)	$(45)
1
Initial other-than-temporary impairments represent the excess of the amortized cost over the fair value of AFS debt securities. Subsequent impairment of the same security represents additional declines in fair value subsequent to the previously recorded other-than-temporary impairment(s), if applicable.

2
Represents the credit loss component of a decline in fair value for certain debt securities that the Bank does not intend to sell. Subsequent credit losses may be recorded on debt securities without a corresponding further decline in fair value if there has been a decline in expected cash flows.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	9

The other-than-temporary impairment recognized by the Bank for the years ended October 31, on all available-for-sale securities, including equity securities is as follows:

(millions of Canadian dollars)	2010	2009
Total other-than-temporary impairment recognized under Canadian GAAP	$(51)	$(326)
Total other-than-temporary impairment recognized under U.S. GAAP	(229)	(398)
Additional other-than-temporary impairment taken under U.S. GAAP	(178)	(72)
Less: non-credit portion of other-than-temporary impairment recognized in other comprehensive income1	61	27
Additional net impairment losses recognized in the U.S. GAAP Consolidated Income Statement	$(117)	$(45)
1	Represents non-credit component of other-than-temporary impairment on available-for-sale debt securities.

The following is a roll-forward of the amount related to credit losses recognized in earnings on debt securities held by the Bank for which a portion of the other-than-temporary impairment was recognized in OCI for the years ended October 31.

(millions of Canadian dollars)	2010	2009
Balance at November 11	$(45)	$-
Increase for the credit component of an other-than temporary impairment previously not recognized2	(96)	(45)
Increase to the credit loss portion on previously credit impaired securities3	(11)	-
Decrease for securities sold during the period	3	-
Balance as at October 31	$(149)	$(45)
1	Amount related to credit losses on debt securities for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.
2
During 2010, the Bank recognized $10 million (2009 - $51 million) of other-than-temporary impairment losses on debt securities in which no portion of other-than-temporary impairment loss remained in OCI. Other-than-temporary impairment losses related to these securities are excluded from these amounts.

3	This amount can be derived from either an increase in other-than-temporary impairment losses or a reclassification from OCI to earnings due to credit losses.

As at October 31, 2010, the debt securities with other-than-temporary impairment for which a portion of other-than temporary impairment loss remains in other comprehensive income consists of available-for-sale non-agency collateralized mortgage obligations, corporate, and other debt securities portfolios.
The impairment that was recognized in income on the non-agency collateralized mortgage obligations portfolio and the other debt securities portfolio related to credit losses for available-for-sale debt securities that the Bank does not intend to sell and will not be required to sell. The expected cash flows are based on contractual payments adjusted for expected prepayments and credit losses which are determined using assumptions for inputs including severity and probability of default.

(h) LIABILITIES AND EQUITY
Under Canadian GAAP, certain series of preferred shares issued by the Bank and innovative capital structures are classified as liabilities and their corresponding distributions as interest expense. However, under U.S. GAAP, these preferred shares are considered equity and innovative capital structures are considered as non-controlling interests.
In 2010, U.S. GAAP adjustments for liabilities and equity increased net interest income by $26 million (2009 - $94 million; 2008 - $93 million).

(i) BUSINESS COMBINATIONS
Effective November 1, 2009, the Bank prospectively adopted FASB Statement (SFAS) No. 141 (revised) Business Combinations (SFAS 141/ASC 805-10), which retains the fundamental concepts of SFAS No. 141 and requires the purchase method of accounting and identification of an acquirer for all business combinations. Under U.S. GAAP restructuring and acquisition costs are generally expensed when incurred while Canadian GAAP requires such costs to be included as part of the purchase consideration. Adopting this standard increased non-interest expenses by $22 million. Please refer to Note 7 of the Bank’s Annual Report for disclosure of the acquisitions made during the year ended October 31, 2010.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	10

(j) STOCK-BASED COMPENSATION
The current Canadian GAAP accounting for stock options is harmonized with U.S. GAAP. Until October 5, 2002, the option holders could elect to receive cash for the options equal to their intrinsic value. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under previous Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. As a result, for the purposes of U.S. GAAP, the accrued liability for stock options of $39 million was reclassified to common shares as at October 6, 2002.

(k) INCOME TAXES
Under Canadian GAAP, the effects of income tax rate changes are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law. The difference between the substantively enacted and the enacted tax rates resulted in an increase in taxes payable of nil (2009 - nil; 2008 - increase of $10 million).
During the year ended October 31, 2010, a valuation allowance in the amount of $99 million related to an acquisition that was previously recognized, was reversed as it was no longer required in light of new information. The offset for this reversal was recorded as a reduction to goodwill for Canadian GAAP and to provision for income taxes for U.S. GAAP.

(l) ACCOUNTING FOR UNCERTAIN TAX POSITIONS
The Bank maintains unrecognized tax benefits for certain identified uncertain tax positions under discussion with tax authorities and matters yet to be settled in court. For U.S. GAAP purposes, FASB Interpretation-48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN-48/ASC 740-10-25) clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold of a tax position is required to meet before being recognized in the financial statements. It also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on unrecognized tax benefits. For Canadian GAAP purposes, a single best estimate is used for measurement of uncertain tax positions.
The amount of total unrecognized tax benefits as of October 31, 2010 was $1,225 million (2009 – $1,038 million). The total accrual of additional unrecognized benefits for fiscal 2010 was $247 million (2009 – $189 million; 2008 – $286 million). The entire amount of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Bank accounts for interest in arrears and penalties in income tax expense. For the year ended October 31, 2010, interest and penalties of $26 million (2009 – $29 million; 2008 – $76 million) were accrued. The Bank operates in Canada, the U.S., and other tax jurisdictions with open years ranging from 2002 to 2009 subject to examination by tax authorities.
The Bank expects the amount of total unrecognized tax benefits to decrease by approximately $286 million in fiscal 2011.

The following is a roll-forward of the Bank’s tax reserve under U.S. GAAP:

(millions of Canadian dollars)	2010	2009
Total unrecognized tax benefits as at November 1	$1,038	$909
Amounts of increases for current year’s tax positions	185	162
Amounts of increases for prior years’ tax positions	67	40
Amounts of decreases for prior years’ tax positions	(60)	(37)
Amounts of decreases relating to settlements	-	(23)
Foreign exchange and acquisitions	(5)	(13)
Total unrecognized tax benefits as at October 31	$1,225	$1,038

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	11

(m) NON-CASH COLLATERAL
Under U.S. GAAP, non-cash collateral received in securities lending transactions, which the Bank has the right to sell or repledge, is recognized as an asset, while a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a securities lending transaction is not recognized in the Consolidated Balance Sheet.

(n) LOANS HELD FOR SALE
Under U.S. GAAP loans held for sale are recorded at the lower of cost or market, with adjustments recorded as decreases to Other Income. Generally, these loans are recorded at fair value for Canadian GAAP. In 2010, U.S. GAAP adjustments for loans held for sale were nil (2009 - $1 million decrease; 2008 - $26 million decrease).

(o) FAIR VALUE MEASUREMENTS
Fair Value Measurements for Financial Assets and Liabilities Measured on a Non-Recurring Basis
Certain financial assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment or when assets are measured at the lower of cost or market (LOCOM)).
Certain equity securities carried at cost that do not have quoted market prices and certain investments accounted for using the equity method are written down to fair value through the Consolidated Statement of Income to reflect other-than-temporary impairments. Fair value for these equity instruments is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation, and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
Loans held for sale are measured at LOCOM. Certain loans held for sale are recorded at fair value as fair value was lower than their amortized cost. The fair value of these loans is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers. The prices are corroborated as part of the Bank’s independent review process, which may include using valuation techniques or obtaining consensus or composite prices from pricing services. These inputs are usually Level 2 inputs. Where broker quotes are not available or reliable, the fair value of loans held for sale is determined using quoted prices for comparable assets, adjusted for specific attributes of that loan. If the specific attributes of the loan are unobservable in the market and are significant to the overall valuation of the loan, the instrument is classified in Level 3 of the fair value hierarchy.
During the year ended October 31, 2010, certain short-term financial assets and loans were acquired as part of a business combination. For short-term financial assets, fair value is considered to equal the carrying value. The fair value of loans is determined using valuation techniques, including discounting the expected cash flows at market interest rates for loans with similar credit risks. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at October 31, the level within the fair value hierarchy for each type of financial asset measured at fair value on a non-recurring basis and the total losses recorded in the Consolidated Statement of Income for these assets:

(millions of Canadian dollars)	October 31, 2010				October 31, 2009
	Level 1	Level 2	Level 3	Loss1	Level 1	Level 2	Level 3	Loss1
Loans held for sale	$-	$188	$11	$-	$-	$-	$12	$3
Equity securities carried at cost	-	-	34	6	-	-	143	83
Investments accounted for using the equity method	-	-	-	5	-	-	-	11
Financial assets acquired as part of a business combination	-	-	9,605	-	-	-	-	-
Total assets measured at fair value on a non-recurring basis	$-	$188	$9,650	$11	$-	$-	$155	$97
1
For loans held for sale, the losses represent the write-down to market from the carrying amount during the period. For equity securities carried at cost and investments accounted for using the equity method, losses represent the write-down to fair value for other-than-temporary impairment.

Certain financial liabilities are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when financial liabilities are acquired as part of a business combination).
For the year ended October 31, 2010, certain deposits, subordinated notes, debentures, and other liabilities were acquired as part of a business combination. The fair value of deposits, subordinated notes, and debentures is determined using valuation techniques, including discounting the contractual cash flows using market interest rates offered for liabilities with similar terms. The other liabilities are short-term in nature and the fair value is considered to equal the carrying value. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at October 31, 2010, the level within the fair value hierarchy for each of the financial liabilities measured at fair value on a non-recurring basis:

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	12

(millions of Canadian dollars)	As at October 31, 2010
	Level 1	Level 2	Level 3
Financial liabilities acquired as part of a business combination	$-	$-	$13,872
Total financial liabilities measured at fair value on a non-recurring basis	$-	$-	$13,872

There were no financial liabilities measured at fair value on a non-recurring basis as at October 31, 2009.

Fair Value Measurements for Non-Financial Assets
Effective November 1, 2009, the Bank adopted the remaining provision of SFAS No.157, Fair Value Measurements (SFAS 157/ASC 820-10-35-37 to 35-55) that primarily impacts the Bank by requiring additional disclosures regarding its fair value measurements related to non-financial assets and liabilities. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
A three-level hierarchy for fair value measurements has been established based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Please refer to Note 29 of the Bank’s Annual Report for additional discussions on the definition of Level 1, 2, and 3 within the fair value hierarchy. Non-financial assets and liabilities are normally carried at cost and fair value measurements would only be applicable on a non-recurring basis. Rather than being measured at fair value on an ongoing basis, they are subject to fair value adjustments in certain circumstances. The adoption of the remaining provision of SFAS 157 (ASC 820-10-35-37 to 35-55) did not have a material impact on the financial position or earnings of the Bank.
For the year ended October 31, 2010, certain foreclosed assets were classified as held for sale. The carrying value for these assets is the lower of cost or fair value less cost to sell. Fair value for these assets is determined using third party appraisals.
For the year ended October 31, 2010, certain non-financial assets were acquired as part of business combinations and asset acquisitions. Please refer to Note 7 of the Bank’s Annual Report for disclosure of the acquisitions made during the year ended October 31, 2010. Fair value for these assets is determined using valuation techniques, including discounted cash flows as well as third party appraisals. The Bank applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at October 31, 2010, the level within the fair value hierarchy for non-financial assets measured at fair value on a non-recurring basis and the total losses recorded in the Consolidated Statement of Income for these assets and liabilities for the year ended October 31:

(millions of Canadian dollars)	October 31, 2010
	Level 1	Level 2	Level 3	Loss1
Non-financial assets:
Assets held for sale	$-	$54	$-	$10
Non-financial assets acquired in a business combination/asset acquisition2	-	776	-	-
Total non-financial assets measured at fair value on a non-recurring basis	$-	$830	$-	$10
1	Loss represents the additional decrease in fair value after the initial classification as assets held for sale.
2
This amount includes foreclosed assets held for sale of $62 million for The South Financial Group and $42 million for Riverside. For these business combinations, all assets were fair valued on the date of acquisition, which was September 30, 2010 for The South Financial Group and April 16, 2010 for Riverside.

(p) DISCLOSURES ON CREDIT DERIVATIVES AND CERTAIN GUARANTEES
The Bank buys and sells credit protection in the credit derivatives market for trading and credit risk management purposes but overall is a net purchaser of credit protection. The Bank has exposure to underlying reference entities as a seller of credit derivatives and may offset the exposures partially, or entirely, with contracts to purchase protection from other counterparties on the same or similar reference entities. All exposures are managed within risk limits that have been approved by the Bank’s Risk Management Group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. The Bank’s credit derivatives are recorded at fair value with changes in fair value recorded through income.
As at October 31, 2010, the Bank sold credit protection under credit default swaps (CDS) with notional amounts of $3.7 billion (2009 - $30.9 billion). Upon a credit event, the Bank as seller of protection will usually pay out only a percentage of the full notional of protection sold because the amount required to be paid on the contract takes into account the recovery value of the reference obligation at the time of settlement.
The following table summarizes the notional and fair value amounts of credit derivatives as at October 31, where the Bank is the seller and purchaser of credit protection:

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	13

(millions of Canadian dollars)	Maturity			Protection sold		Protection purchased
October 31, 2010	< 1 year	1 - 5 years	> 5 years	Total notional / maximum payout amount	Fair Value1	Total notional / maximum receivable amount	Fair value1
Risk rating of reference entity
Investment grade (AAA to BBB-)2	$353	$1,680	$208	$2,241	$10	$6,187	$(70)
Noninvestment grade (BB+ and below)2	154	1,111	213	1,478	(22)	3,843	49
Total	$507	$2,791	$421	$3,719	$(12)	$10,030	$(21)
	Maturity			Protection sold		Protection purchased
October 31, 2009	< 1 year	1 - 5 years	> 5 years	Total notional / maximum payout amount	Fair Value1	Total notional / maximum receivable amount	Fair value1
Risk rating of reference entity
Investment grade (AAA to BBB-)2	$2,329	$4,701	$3,373	$10,403	$(122)	$18,096	$73
Noninvestment grade (BB+ and below)2	531	2,010	830	3,371	(232)	6,415	303
Unrated3	2,870	11,014	3,239	17,123	(770)	16,366	500
Total	$5,730	$17,725	$7,442	$30,897	$(1,124)	$40,877	$876
1	Amounts are shown on a gross basis, before the benefit of legally enforceable master netting arrangements and cash collateral held by the Bank.
2	Ratings scale is based on the Bank's internal ratings, which generally correspond with ratings defined by S&P and Moody's.
3	Includes predominantly CDS index tranches.

(q) DISCLOSURES OF TRANSFERS OF FINANCIAL ASSETS AND INTERESTS IN VARIABLE INTEREST ENTITIES
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). The Bank uses SPEs to obtain sources of liquidity by securitizing certain of its financial assets, to assist its clients in securitizing their financial assets, and to create investment products for its clients. SPEs may be organized as trusts, partnerships, or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Consolidated Balance Sheet.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated QSPEs, significant unconsolidated SPEs, and Canadian non-SPE third parties are as follows:

Exposure Securitized by the Bank as an Originator1
(millions of Canadian dollars)							As at
	October 31, 2010						October 31, 2009
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non- SPE third parties		Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non- SPE third parties
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$-	$-	$21,721	$602	$21,722	$711	$-	$-	$21,939	$558	$18,449	$658
Personal loans	6,555	121	-	-	-	-	6,962	121	-	-	-	-
Commercial mortgage loans	-	-	49	-	564	3	62	2	51	-	513	-
Total exposure	$6,555	$121	$21,770	$602	$22,286	$714	$7,024	$123	$21,990	$558	$18,962	$658
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	14

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at October 31, 2010, the single-seller conduits had $5.1 billion (2009 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $1.5 billion (2009 - $2.9 billion) of term notes outstanding. While the probability of loss is negligible as at October 31, 2010, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2009 - $5.1 billion). Of the total exposure, $1.1 billion (2009 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $121 million (2009 - $121 million) relating to excess spread.

Commercial mortgage loans
As at October 31, 2010, the Bank’s maximum potential exposure to loss was nil (2009 - $2 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $5.3 billion as at October 31, 2010 (2009 - $7.5 billion). Further, as at October 31, 2010, the Bank has committed an additional $1.8 billion (2009 - $1.0 billion) in liquidity facilities for asset-backed commercial paper (ABCP) that could potentially be issued by the conduits. As at October 31, 2010, the Bank also provided deal-specific credit enhancement in the amount of $73 million (2009 - $134 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Exposure to Third Party–Originated Assets Securitized by Bank–Sponsored Conduits
(millions of Canadian dollars)	As at October 31, 2010			As at October 31, 2009
	Significant unconsolidated SPEs	Ratings profile of SPE asset class	Expected weighted- average life (years)1	Significant unconsolidated SPEs	Ratings profile of SPE asset class
		AAA			AAA
Residential mortgage loans	$1,637	$1,637	3.0	$2,311	$2,311
Credit card loans	500	500	1.7	500	500
Automobile loans and leases	1,561	1,561	1.7	2,487	2,487
Equipment loans and leases	306	306	1.1	428	428
Trade receivables	1,287	1,287	2.2	1,753	1,753
Total exposure	$5,291	$5,291	2.2	$7,479	$7,479
1
Expected weighted-average life for each asset type is based upon each conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2010, the Bank held $354 million (October 31, 2009 - $848 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits, on its Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank had no exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities as all liquidity facilities matured in the second quarter of fiscal 2010 (2009 - $160 million).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2010 was not significant.

Other Investment and Financing Transactions
In April 2010, the Bank exited transactions where it provided cost-efficient financing through Canada-U.S. partnership structures to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements and as at October 31, 2010, had no further exposure to these VIEs (2009 – $2.0 billion).

Please refer to Note 5, Loan Securitizations and Note 6, Variable Interest Entities of the Bank’s 2010 Canadian GAAP Consolidated Financial Statements for disclosures of the Bank’s significant involvement with transfers of financial assets, VIEs, and QSPEs.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	15

(r) TRADING-RELATED INCOME
Trading-related income
Trading assets and liabilities, including derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, and trading loans, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.
Trading-related income comprises net interest income, trading income, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives, and trading loans. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in Other Income in the Consolidated Statement of Income.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.
The following table based on Canadian GAAP includes trading-related income for the year ended October 31 by product line, which depicts trading income for each major trading category.

(millions of Canadian dollars)	2010	2009
Net interest income	$827	$1,210
Trading income	484	685
Income from loans designated as trading under the fair value option	21	47
Total trading-related income	$1,332	$1,942
By product
Interest rate	$683	$962
Credit portfolios	213	330
Foreign exchange portfolios	418	573
Equity	(36)	(39)
Other portfolios	33	69
Loans designated as trading under the fair value option	21	47
Total trading-related income	$1,332	$1,942

(s) NON-CONTROLLING INTERESTS
Effective November 1, 2009, the Bank adopted SFAS No. 160 Non-controlling Interests (SFAS 160/ASC 810-10-45-15), which establishes requirements for the accounting and reporting of non-controlling interests in subsidiaries and changes in ownership of subsidiaries. The standard requires that the equity interest of non-controlling shareholders and other equity holders in subsidiaries to be presented as a separate item within the Bank’s shareholders’ equity. After the initial adoption, upon a loss in control in a subsidiary, any retained non-controlling investment in the former subsidiary must be measured at fair value on the date of deconsolidation with a gain or loss to be recognized in income. After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction.
Under Canadian GAAP, non-controlling interests are presented in between liabilities and shareholders’ equity in the Consolidated Balance Sheet. Upon a loss in control in a subsidiary, any retained interest is remeasured based on an allocation from the previous carrying amount. Any ownership increase in a subsidiary already consolidated by the Bank is accounted for as a step acquisition. During the year ended October 31, 2010, the Bank had transactions with its non-controlling interests, which had an immaterial impact to the Bank’s equity. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.
The following table provides a reconciliation of the beginning and ending balance of the shareholders’ equity attributable to the non-controlling interests for the period:

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	16

Non-controlling interests
(millions of Canadian dollars)				For the years ended
	October 31, 2010			October 31, 2009
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Balance at the beginning of the period1	$1,559	$895	$2,454	$1,560	$894	$2,454
Net income attributable to non-controlling interests	106	-	106	111	(68)	43
Ownership increase or decrease in subsidiaries and redemption of shares from non-controlling interests1	(8)	(895)	(903)	8	-	8
Foreign exchange and other adjustments	(164)	-	(164)	(120)	69	(51)
Balance at the end of the period	$1,493	$-	$1,493	$1,559	$895	$2,454
1
Under Canadian GAAP, certain innovative capital structures are classified as liabilities and their corresponding distributions are recorded as interest expense. However, under U.S. GAAP these structures are considered non-controlling interests. On December 31, 2009, one of these innovative structures redeemed all outstanding units, thus removing the related Canadian to U.S. GAAP adjustment.

(t) ACCOUNTING FOR TRANSFERS OF FINANCIAL ASSETS AND REPURCHASE FINANCING TRANSACTIONS
Effective November 1, 2009, the Bank adopted FSP SFAS 140-3 Accounting for transfers of financial assets and repurchase financing transactions (FSP SFAS 140-3/ASC 860-10-40-42). FSP FAS 140-3 (ASC 860-10-40-42) provides guidance on whether repurchase transactions involving a previously transferred asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transferred asset should be evaluated as one linked transaction or two separate transactions. FSP FAS 140-3 (ASC 860-10-40-42) assumes the two transactions are linked unless certain criteria are met. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.

(u) EQUITY METHOD INVESTEES
Effective November 1, 2009, the Bank adopted FASB’s EITF Issue No. 08-06, Equity Method Investment Accounting (included in ASC 323-Investments-Equity Method and Joint Ventures) which provides accounting considerations for investments accounted for by applying the equity method. The standard provides additional guidance on the appropriate costs to include in the initial measurement, accounting for subsequent changes in ownership percentages, and the recognition of impairment on such investments. The adoption of this standard did not have an impact on the financial position or earnings of the Bank.
The Bank uses the equity method of accounting for its investment in TD Ameritrade. As at October 31, 2010, the aggregate fair value of the Bank’s investment in TD Ameritrade was $4.6 billion (2009 – $5.5 billion) based on the quoted share price of TD Ameritrade. The Bank’s investment in TD Ameritrade less the Bank’s share of TD Ameritrade’s net book value is approximately $3.7 billion (2009 – $3.7 billion) which consists primarily of intangibles and goodwill. The intangibles are amortized over their expected useful life proportionate to the expected economic benefit.

(v) INSURANCE POLICY LIABILITIES
Insurance policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the balance sheet date, including claims incurred but not reported. Canadian GAAP provides an accounting policy choice which allows insurance liabilities to be recorded on a discounted or undiscounted basis. Under Canadian GAAP, the Bank has made a policy choice to discount its insurance liabilities. In addition, Canadian GAAP requires that a provision for adverse deviation (PFAD) be recorded for uncertainty in assumptions in the calculation of insurance liabilities.
U.S. GAAP requires insurance liabilities to be recorded on an undiscounted basis.
In addition, U.S. GAAP does not require a PFAD to be recorded for uncertainty in assumptions in the calculation of insurance liabilities.
The impact of reversing the PFAD and discounting recorded was a decrease to Other Liabilities and an increase to Insurance Income of $86 million.

(w) TROUBLED DEBT RESTRUCTURING
A troubled debt restructuring (TDR) is a loan in which the Bank has granted a concession to the borrower, which would not otherwise be considered, due to the borrower experiencing financial difficulty. These concessions typically result from the Bank’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance and other actions. Loans whose contractual terms have been modified in a TDR and are current at the time of restructuring remain on accrual status if there is demonstrated performance prior to the restructuring and payment in full under the restructured terms is expected. If a loan is in non-accrual status before it is determined to be a TDR, then the loan remains in non-accrual status subsequent to the restructuring. TDR loans in non-accrual status may be returned to accrual status after considering the borrower’s sustained repayment performance for a reasonable period.
When the Bank modifies the terms of an existing loan through a loan refinancing or restructuring, and the modified terms of the resulting loan are at least as favourable to the Bank as the terms for comparable loans to other customers with similar risk characteristics who are not undergoing a refinancing or restructuring, and the modifications are more than minor, the loan is not considered a TDR.
Under Canadian GAAP Section 3025, a restructured loan is not considered impaired if collection is reasonably assured under the revised terms. However, under U.S. GAAP ASC 310-40, a restructured loan is generally disclosed as impaired through its maturity even when it is considered performing and on accrual status.
At October 31, 2010, the Bank had modified loans of $78 million (2009 – $2 million) of which nil (2009 – nil) are on non-accrual status under the revised terms. For the year ended October 31, 2010, interest income recognized on non-accrual loans and accruing restructured loans totalled $1 million (2009 – nil; 2008 – nil). At October 31, 2010, the Bank had $5 million (2009 – nil) of commitments to lend additional funds to debtors owing receivables whose terms have been modified in a TDR.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	17

(x) SUBSEQUENT EVENTS
The Bank has performed an evaluation of events that have occurred subsequent to October 31, 2010 through to December 2, 2010 (the date of filing of this Form 40-F).
Subsequent to October 31, 2010, but prior to the issuance of the financial statements, the Bank reached an agreement with the Canada Revenue Agency (CRA) that resulted in a $121 million increase in the provision for income taxes. The agreement provides resolution to a number of outstanding tax matters related to previously discontinued Wholesale Banking transactions. FIN 48 (ASC 740-10) states that a change in facts should be recognized in the period in which the change in facts occurs. Canadian GAAP requires financial statements to be adjusted for a change in facts if they provide further evidence of conditions that existed as of the year-end date. Accordingly, the impact of the agreement on the tax provision was recognized in 2010 for Canadian GAAP purposes, and will be recognized in 2011 for U.S. GAAP purposes.

(y) COMPARATIVE AMOUNTS
Certain comparative amounts have been reclassified to conform with the presentation adopted in 2010.

FUTURE ACCOUNTING CHANGES

Consolidation of Variable Interest Entities (VIE)
SFAS 167 (ASU 2009-17) amends FIN 46(R) Consolidation of Variable Interest Entities (FIN 46R/ASC 810-10) by significantly changing the criteria by which an enterprise determines whether it must consolidate a VIE. SFAS 167 (ASC 810-10) amends FIN 46R (ASC 810-10) to require that a VIE be consolidated by the enterprise that has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. SFAS 167 (ASC 810-10) also requires that an enterprise continually reassess, based on current facts and circumstances, whether it should consolidate the VIEs with which it is involved. It also eliminates the exemption for existing QSPEs. The Bank is required to adopt the standard effective November 1, 2010.
The Bank has analyzed the impacts of these amendments on QSPE and VIE structures with which it is involved. Based on this analysis, the Bank expects to consolidate certain securitization structures, such as certain single-seller conduits. The Bank will consolidate these entities since it has significant decision-making rights and has benefits that could potentially be significant to these VIEs. The consolidation of these entities on November 1, 2010, will not have a material impact on the financial position, cash flows, or earnings of the Bank. No additional funding requirements with respect to these entities are expected to significantly impact the liquidity position of the Bank. Upon adoption, the Bank consolidated the assets and liabilities of the entities at their fair value and will subsequently account for these assets and liabilities on an accrual basis. The pro forma impact on certain of the Bank’s regulatory capital ratios as a result of consolidating the entities is not significant. For additional information on the Bank’s VIE structures, refer to Note 6, Variable Interest Entities of the Bank’s Annual Report.
The Bank does not currently believe that it is the primary beneficiary of any other significant off-balance sheet entities with which it is involved; however, the accounting guidance requires an entity to reassess whether it is the primary beneficiary at least quarterly. The Bank does not currently expect to consolidate additional VIEs in future periods.
ASU 2010-10, Consolidation (Topic 810): Amendments for Certain Investment Funds (ASC 810-10-10) defers the effective date of SFAS 167 consolidation requirements for certain investment funds. This update does not defer the disclosure requirements of SFAS 167. The Bank is required to adopt the standard effective November 1, 2010. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Accounting for Transfers of Financial Assets
SFAS No. 166 (ASU 2009-16), Accounting for Transfers of Financial Assets - an amendment of SFASB Statement No. 140 (SFAS 166/ASC 860-10), revises SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140/ASC 860), which establishes sale accounting criteria for transfers of financial assets. The calculation of gain on sale will be measured based on fair value. Among other things, SFAS 166 (ASC 860) amends SFAS 140 (ASC 860) to eliminate the concept of a QSPE. As a result, existing QSPEs will be subject to consolidation in accordance with the guidance provided in SFAS 167 (ASC 810-10). The Bank is required to adopt the standard effective from November 1, 2010. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Receivables
ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, applies to entities which hold financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. Existing disclosures will be enhanced and will include an allowance for credit losses reconciliation, credit quality indicators, aging, significant purchases and sales. The Bank is required to adopt the standard effective November 1, 2010 for reporting on April 30, 2011. The Bank is required to adopt disclosures regarding activity that occurs during a reporting period effective November 1, 2010 for reporting on October 31, 2011. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Accounting for Troubled Debt Restructuring by Creditors
Exposure Draft, Receivables (Topic 310): Clarifications to Accounting for Troubled Debt Restructuring by Creditors, clarifies ASC 310-40, Receivables - Troubled Debt Restructuring by Creditors to preclude a creditor from using the borrower’s effective rate test in paragraph 470-60-55-10 in its evaluation of whether a restructuring constitutes a TDR. An entity is required to consider qualitative factors in its determination of whether restructured debt is a TDR, even when payment is not in default. Existing disclosures will be enhanced and will include disclosure of the total receivables and allowances for receivables that are newly considered impaired. The Bank is required to adopt the standard effective May 1, 2011 for reporting on October 31, 2011. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

TD BANK GROUP • 2010 U.S. GAAP RECONCILIATION	18